

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2012

<u>Via E-mail</u>
Barbara Walaszek
President, Treasurer and Secretary
Trance Global Entertainment Group Corp.
Kusocinskiego 3
Torun, Poland 87-100

>   **Re: Trance Global Entertainment Group Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 16, 2012**
>   **File No. 333-180750**

Dear Ms. Walaszek:

We have reviewed your amended registration statement and related correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Use of Proceeds, page 10</u>

1. We have reviewed your response to comment 4 in our letter dated May 3, 2012. As previously requested, please ensure your use of proceeds table reflects how the <u>net</u> proceeds of the offering will be utilized. For example, net offering proceeds under the 100% scenario appear to be $82,000 based on the amount of offering expenses listed in Item 13. Please ensure that your table is consistent with your plan of operation on pages 13-14. Please also note that the total of the expenses listed in the "one-third" offering scenario column exceeds the related gross proceeds. Please revise your table accordingly.

Dilution, page 11

2. We have reviewed your response to comment 5 in our letter dated May 3, 2012. You disclose under the 100% offering scenario on page 11 that dilution per share is $0.0207. Since it appears this figure should be $0.0175, please revise your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Kevin A. Polis
        Carrillo Huettel, LLP